Exhibit 3.7

Execution Version

Dated 17 July 2020

KFW

and

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

and

CUREVAC B.V.

(to be converted into CUREVAC N.V.)

RELATIONSHIP AGREEMENT

Linklaters LLP

World Trade Centre Amsterdam

Zuidplein 180

1077 XV Amsterdam

Telephone (+31) 20 799 6200

Facsimile (+31) 20 799 6300

Ref L-300467

Relationship Agreement

This Relationship Agreement (the “Agreement”) is entered into on 17 July 2020 between:

(1)	KfW, a German public law institution (Anstalt des öffentlichen Rechts) with address Palmengartenstrasse 5-9, 60325 Frankfurt am Main (“KfW”);

(2)	dievini Hopp BioTech holding GmbH & Co. KG, a private limited partnership (Kommanditgesellschaft) incorporated under the laws of Germany, with registered offices at Johann-Jakob-Astor-Str. 57, 69190 Walldorf, Germany (“dievini” and, together with KfW, “Co-Shareholders”) and

(3)	CureVac B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) with business address at Friedrich-Miescher- Straße 15, 72076 Tübingen, to be converted to a public limited liability company (naamloze vennootschap) under Dutch law under the name of CureVac N.V. (the “Company”).

The Co-Shareholders and the Company may each be referred to herein individually as a “Party” and collectively as the “Parties”.

Whereas:

(A)	CureVac AG, with registered offices in Tübingen, registered with the commercial register of the Stuttgart local court under HRB 754041, Friedrich-Miescher-Straße 15, 72076 Tübingen (“CureVac AG”) is a highly innovative biotechnology company which develops therapeutic vaccines or active substances based on mRNA-technology. The commercial objective of CureVac AG primarily consists of developing and licensing suitable product candidates to pharmaceutical companies, in particular in the field of vaccination as well as cancer therapy and vaccination against other diseases.

(B)	On 16 June 2020, KfW and CureVac AG entered into a term sheet under which KfW agreed to subscribe for series B shares in CureVac AG in exchange for an aggregate investment of EUR 300,000,000 (three hundred million euros) to support the expansion of the operations of CureVac AG, specifically (i) to fund the development of its proprietary pipeline, including earlier stage assets currently in preclinical development, (ii) to fund research and development activities to expand its mRNA platform technology, in particular with respect to a vaccine fighting the COVID-19 pandemic and (iii) manufacturing of the mRNA drug product candidates and products (the “Investment”). On the same date KfW, dievini and Dietmar Hopp also entered into a certain shareholders’ agreement (“dievini-SHA”) to pursue their common interests as shareholders of CureVac AG and, following the contribution of the shares in CureVac AG held inter alia by KfW and dievini to the Company, the Company. On or about the date hereof, the shareholders of CureVac AG, including the Co-Shareholders, have entered or shall enter into an investment and shareholders’ agreement (“ISA”) regarding their shareholdings in CureVac AG and the Company.

(C)	Following the completion of the Investment, KfW will hold an aggregate of 224,466 series B shares in CureVac AG whereas dievini will hold an aggregate of 13,926 series A shares and an aggregate of 585,537 series B shares in CureVac AG.

(D)	The Company was incorporated as CureVac B.V. on 7 April 2020 to become the holding company of CureVac AG.

(E)	It is intended that the Company will have its ordinary shares listed on the NASDAQ Stock Exchange (the “IPO”). For this purpose, promptly following the pricing of the initial public offering of the Company’s ordinary shares in the IPO and prior to the closing of the IPO, all shares in CureVac AG will be contributed and transferred to the Company in a capital increase in exchange for newly issued ordinary shares in the capital of the Company, which as a result will become the sole shareholder of CureVac AG whereas the current shareholders of CureVac AG including the Co-Shareholders will become shareholders of the Company. In connection with the IPO, promptly following the completion of such capital increase and prior to the closing of the IPO, the Company will be converted to a public limited liability company (naamloze vennootschap) (the “Conversion”).

(F)	Upon the consummation of the Conversion and closing of the IPO, the Co-Shareholders will retain a major shareholding in the Company immediately following the IPO, and consequently will at least for some period be subject to Dutch, US and other regulatory and stock exchange requirements with respect to the Company.

(G)	The Parties now wish to enter into this Agreement to agree on the governance of the Company as reflected herein immediately following the Conversion and thereby to manage the relationship between the Company and the Co-Shareholders as shareholders of the Company upon the closing of the IPO, all in accordance with the laws and regulations applicable to the Company as a company listed on the NASDAQ Stock Exchange and a reporting company under the US federal securities laws and applicable to KfW as German public law institution which invests and holds the shares in the interest of the Federal Republic of Germany under section 2 para. 4 of the KfW Act (Gesetz über die Kreditanstalt für Wiederaufbau) (Zuweisungsgeschäft).

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Articles of Association” means the articles of association of the Company in its legal form as a public limited liability company under Dutch law (naamloze vennootschap), as amended from time to time;

“Management Board Rules” means the rules governing the Management Board of the Company in its legal form as a public limited liability company under Dutch law (naamloze vennootschap);

“Person” means a natural person, partnership, company, corporation, association with or without legal personality (rechtspersoonlijkheid), cooperative, mutual insurance society, foundation or any other entity or body which operates externally as an independent unit or organization, including state or governmental institutions, departments and agencies and other entities under public law;

“Supervisory Board Rules” means the rules governing the Supervisory Board of the Company in its legal form as a public limited liability company under Dutch law (naamloze vennootschap).

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.4	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.5	Legal Terms

1.5.1	References to the “Netherlands” or “Dutch” refer to the European part of the Netherlands only.

1.5.2	References to any Dutch or German legal term shall, in respect of any jurisdiction other than the Netherlands or Germany, as applicable, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.6	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.7	Meaning of “to the extent that” and similar expressions

In this Agreement, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

2	Governance

2.1	Articles of Association

The Parties agree that the Articles of Association will, in the course of the Conversion, be amended into the agreed form, which is attached hereto in its English translation as Schedule 1 (CureVac N.V. Articles of Association).

2.2	Board Rules

2.2.1	The Parties agree that the Supervisory Board Rules will, in the course of the Conversion, be resolved to read, and shall, as from the completion of the Conversion, be deemed to apply as if so resolved, as set out in Schedule 2 (Supervisory Board Rules).

2.2.2	The Parties agree that the Management Board Rules will, in the course of the Conversion, be resolved to read, and shall, as from the completion of the Conversion, be deemed to apply as if so resolved, as set out in Schedule 3 (Management Board Rules).

2.3	Supervisory Board

If at any time during the effectiveness of the dievini-SHA (subject to any extension thereof) any shareholder of the Company other than KfW and dievini is granted a nomination right (Entsendungsrecht) for the Supervisory Board of the Company or any Subsidiary, the Company shall use its best efforts and, as the case may be, dievini and KfW shall use their best efforts and their respective shareholder rights and influence to ensure that KfW and dievini shall each be given a nomination right (Entsendungsrecht) as well.

2.4	Amendments

The Company shall procure that, during the term of the dievini-SHA and the ISA, no amendments to corporate documents of the Company or CureVac AG will be proposed or implemented which violate, or do not observe the provisions of, this Agreement, the ISA or the other agreements concluded by the Company or CureVac AG in each case with KfW in the context of the Investment.

3	Miscellaneous

3.1	Further assurances

The Parties shall at their own costs and expenses from time to time execute and procure to be executed such documents and perform and procure to be performed such acts and things as may be reasonably required by each of them to give the Parties the full benefit of this Agreement.

3.2	Invalidity

3.2.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

3.2.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 3.2.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 3.2.1, not be affected.

3.3	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by signing any such counterpart.

3.4	Waiver

No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to make such waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

3.5	Amendment

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

3.6	Third party rights

Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party (derdenbeding).

3.7	No rescission

Each Party waives any right to wholly or partly dissolve (ontbinden) or nullify (vernietigen) this Agreement or to demand the whole or partial dissolution (ontbinding) or nullification (vernietiging) thereof pursuant to Sections 6:265 through 6:272 of the Dutch Civil Code and Section 6:228 of the Dutch Civil Code respectively, and waives any right to request amendment of the legal consequences of this Agreement pursuant to Section 6:230, subsection 2, of the Dutch Civil Code. Nothing in this Clause 3.7 excludes or limits any liability for fraud or wilful misconduct (opzet).

3.8	Costs

Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account.

3.9	Governing Law and Jurisdiction

3.9.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement, shall be governed by the laws of the Netherlands.

3.9.2	Any dispute, disagreement, controversy or claim arising out of or in connection with this Agreement or its Schedules or the transactions contemplated hereby or thereby shall be finally and exclusively resolved by Amsterdam District Court following proceedings in English before the Chamber of International Commercial Matters ("Netherlands Commercial Court"). An action for interim measures, including protective measures, available under Dutch law may be brought in the Netherlands Commercial Court in summary proceedings in English.

[Signature page follows]

Signature Page

This Agreement has been duly entered into on the date shown at the beginning.

KfW

	/s/ Authorized Signatory		/s/ Authorized Signatory
Name:	Authorized Signatory	Name:	Authorized Signatory
Title:	Authorized Signatory	Title:	Authorized Signatory

dievini Hopp BioTech holding GmbH & Co. KG

	/s/ Dietmar Hopp		/s/ Prof. Dr. Christoff Hettich
Name:	Dietmar Hopp	Name:	Prof. Dr. Christoff Hettich
Title:		Title:

CureVac B.V.

/s/ Franz-Werner Haas
Name:	Franz-Werner Haas
Title:	Managing Director

Schedule 1
Articles of Association

1

Schedule 2
Supervisory Board Rules

2

Schedule 3
Management Board Rules

3